SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Announcement  |  Lisbon  |  18 January 2015

Press Release disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the Press Release disclosed by Oi, S.A., according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Public-Held Company

NOTICE TO THE MARKET

Disclosure of Press Release

Oi S.A. (the “Oi”; Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) informs its shareholders and the market in general that, on this date, Oi disclosed the following press release containing clarifications regarding the sale of all the shares of PT Portugal, SPGS, S.A. to Altice Portugal S.A., as well as the transaction to combine the business and shareholder bases of Oi, Portugal Telecom, SGPS, S.A. and Telemar Participações S.A.:

“PT Portugal is facing an adverse situation, the importance of which must be clearly understood.  The Rio Forte episode, which caused an €879 million default, caused serious damage to the company, including a downgrade to its rating by credit agencies, complicating access to capital markets and increasing the cost of capital.  Oi has concentrated all of its efforts on supporting an investigation of the facts to ensure that the proper responsibility is assigned for the acts that were carried out, and shall take all appropriate measures, given that it is the main victim of the investments made in Rio Forte. In addition, Oi, which was directly affected by the default, is acting appropriately in response to this situation and working hard to overcome the challenge that this episode has generated for the company.

To this end, Oi believes that the PT SGPS shareholders’ meeting scheduled for January 22 is the best opportunity to ensure the sustainable future of PT Portugal and Oi. This decision, which will create more value for all shareholders, will benefit the Portuguese company, resulting in a company with low leverage, prepared to face the financial and operational challenges of the future. PT Portugal will continue to be a company concentrated in Portugal, providing services to the people of Portugal, investing, collecting taxes and creating jobs in that country.  The sale to be proposed to shareholders will only result in a change in the control of the company, but the company itself will not change. It will emerge strengthened from the current situation.

Oi also believes that the sale of PT Portugal is the best for all of its direct and indirect shareholders, including for PT SGPS, whose main asset is its investment in Oi. This is because, with the sale, Oi will also reduce leverage and gain financial flexibility and investment capacity. In addition, it will enable itself to participate in the expected consolidation process in Brazil, which has the potential to capture material synergies and economies of scale, as well as to increase competitiveness.

With respect to the recent speculations about the possibility of undoing the capital increase (and, consequently, the merger), under the argument that there had been an alleged breach by Oi of the terms originally agreed upon for the merger, Oi states that the changes that are being made are the result of events subsequent to the capital increase and that led Oi and PT SGPS to consensually renegotiate the terms of the merger.  And specifically with respect to the sale of PT Portugal, there is no breach of the terms of the merger agreements, given that the sale is subject to the approval of the shareholders of PT SGPS. If the shareholders approve the sale, the consent will have been given; if they do not approve, there will be no sale. In both cases, there will be no breach of what has been agreed; there is only the possibility of the occurrence or not of a consensual alteration to the previously agreed-upon terms.

In addition, since the contribution of the assets of PT Portugal to Oi took place in the context of the capital increase of the Brazilian company and such capital increase was approved, the transaction has reached its legal conclusion. Brazilian law, which governs the transaction, does not cover a contractual breach (which does not exist, in this case) as the basis for the reversal of a finalized capital increase. PT SGPS, in accordance with the material fact disclosed to the CMVM, contracted legal analyses whose findings conclude and ratify Oi’s understanding that the contribution is irreversible.

Oi holds the same interests as the other shareholders of PT SGPS, as was officially confirmed in writing by the chairman of the meeting of the shareholders of PT SGPS to the chairman of the board of directors of PT SGPS upon declaring no conflicts of interest for Oi. As a result, the exercise of voting rights by shareholder Telemar Norte Leste S.A. (an Oi subsidiary) at the PT SGPS shareholders’ meeting (for the sale of PT Portugal) must be preserved, a right which was not honored at the January 12 meeting which resolved to convene a new meeting on January 22. This fact, which came as a surprise, was challenged by Oi on the grounds that there was no basis for any impediment to the exercise of its voting rights relative to matters under deliberation at the meeting. In any event, Oi reiterates that it is acting in the best interest of both companies.

Oi has disclosed to the market and the regulatory agency all of the information at its disposal with respect to the Rio Forte case and it believes that the determination of responsibilities in this episode and the approval of the sale of PT Portugal are issues that must be kept separate. Oi supports and has always supported any initiative to investigate and hold accountable those responsible, but it believes that it must continue doing what is right for the sustainable future of the companies and, to this end, selling PT Portugal is essential, as it will put both companies in better financial and operational conditions. Oi hereby reiterates its commitment expressed above, in the context of its capital increase, to enter the Novo Mercado to become a publicly-held company with the highest standards of corporate governance.”

Rio de Janeiro, January 16, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive and Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Brazilian applicable regulation. Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “forecasts”, “plans,” “targets,” “goal” and similar expressions, as they relate to Oi or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of Oi’s management and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Oi or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or of regulatory authorities in other applicable jurisdictions, Oi and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications that Oi files with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.